

Mail Stop 4720

August 19, 2009

Jeffrey W. Farrar
Executive Vice President and Chief Financial Officer
StellarOne Corporation
590 Peter Jefferson Parkway
Charlottesville, Virginia 22911
By U.S. Mail and facsimile to (434) 964-2210

**Re:    StellarOne Corporation**
**Form 10-K for the fiscal year ended December 31, 2008**
**Form 10-Q for the quarterly period ended March 31, 2009**
**Form 10-Q for the quarterly period ended June 30, 2009**
**File No. 000-22283**

Dear Mr. Farrar:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008
Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality, page 27

1. We note your disclosure surrounding your exposure to residential development and construction loans, with emphasis on a concentration at Smith Mountain Lake. In an effort to provide greater granularity to your disclosure please provide us with the following information as of June 30, 2009 and confirm that you will include similarly

enhanced disclosure in future filings beginning with your September 30, 2009 Form 10-Q:

- An enhanced description of your residential development and construction lending practices, underwriting policies and any loss mitigation strategies associated with these loans including, but not limited to, any plans to modify loans, defer payments, etc.;

- A discussion of any changes in these policies and procedures as a result of the current economic conditions and resulting deterioration in asset quality;

- Any other concentrations of deterioration within this segment of lending such as that at Smith Mountain Lake; and

- A more robust discussion of the concentration at Smith Mountain Lake, including any particular sub-groups of loans (e.g., undeveloped lots, second mortgages, hotels, condos, loans to one borrower, etc) focused on those particular sub-groups which have presented particular weakness.  Also, please quantify the amounts outstanding and non-performing by these subgroups. In your response and future revisions, please clearly indicate whether you had any concentrations to a single borrower or related party or entities.  If so, provide quantification of the balances both performing and non-performing and disclose any unique terms or features from these particular lending relationships.

Audited Financial Statements
Notes to Consolidated Financial Statements
Note 5. Investment Securities, page 57

2. Please tell us in detail how you concluded that your available for sale equity securities were not other than temporarily impaired at December 31, 2008, March 31, 2009 and June 30, 2009. Please address the following as part of that analysis:

- Provide us with a list of the individual equity securities that were in an unrealized loss position at each period end identified above that quantifies the cost basis, the fair value, the gross unrealized loss, and the length of time they have been in an unrealized loss position;

- For those individual equity securities that have been in an unrealized loss position for greater than twelve months as of each period identified above, please provide a description of the specific evidence considered when concluding that these securities were not credit impaired and would recover their value and the time horizon over which you predicted that they would recover for purposes of asserting that you had the intent and ability to hold them until recovery;

- Tell us how you considered subsequent events information in making your determination that these equity securities were not other than temporarily impaired as of the balance sheet dates presented; and

- Tell us how the performance of each equity security fared during the six months ended June 30, 2009 and during the subsequent period through the date of your response. Specifically explain how this performance compared to your December 31, 2008 projection of recovery for these securities, and explain how you updated your expectations of near-term recovery in the interim periods based on that information.

We may have further comment based on your response.

3. To the extent that you are able to support that the equity securities were not other-than-temporarily impaired, please revise your future filings to provide a breakdown of the securities similar to that requested in the first two bullets of the comment above. Also refer to paragraphs 38-39 of FSP No FAS 115-2 and FAS 124-2 and consider providing segregated disclosures for your equity securities by industry type, company size, and / or investment objective.

Note 22. Fair Value of Financial Instruments and Interest Rate Risk – Loans, page 78

4. We note your disclosure that substantially all of the impaired loans were evaluated and reserved for based on the fair value of the underlying collateral. Due to the significant increase in impaired loans, please confirm whether you use external appraisals to determine the fair value of the underlying collateral for collateral dependent impaired loans. If so, please tell us and revise future filings to address the following:

- How and when you obtain updated external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

- The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Form 8-K filed July 27, 2009
Non-GAAP financial measures

5. We note your presentations of "tangible equity ratio", "tangible common equity ratio" and "tangible book value per common share" here and in various locations throughout your filings. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, please address the following:

   • To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements;

   • To the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.; and

   • To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in an Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

**\*\*\*\*\***

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions.

Sincerely,


John P. Nolan
Senior Assistant Chief Accountant